April 15, 2016

BY EDGAR AND OVERNIGHT MAIL

Mr. Tom Kluck

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Easterly Government Properties, Inc.

Registration Statement on Form S-3

Filed March 9, 2016

File No. 333-210052

Dear Mr. Kluck:

This letter is submitted on behalf of Easterly Government Properties, Inc. (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 25, 2016 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-210052) filed with the Commission on March 9, 2016 (the “Registration Statement”). For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in italics herein with the Company’s response immediately following such comment.

General

1.	We note that you incorporate by reference your Annual Report filed on Form 10-K for the year ended December 31, 2015. However, the 10-K incorporates information from the company’s proxy which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Thus, please either amend the 10-K to include Part III or file the proxy. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01, which can be found on our website, for guidance.

Response to Comment No. 1

Please be advised that the Company filed its Definitive Proxy Statement on Schedule 14A on April 11, 2016. Accordingly, per the incorporation by reference provisions of the Company’s Annual Report on Form 10-K and the Registration Statement, the complete disclosure required by the Company’s Annual Report filed on Form 10-K is now incorporated by reference.

Mr. Kluck

Division of Corporation Finance

April 15, 2016

If you have any questions or would like further information concerning the Company’s response to the Comment Letter, please do not hesitate to contact me at (617) 570-8128.

Sincerely,

/s/ Mark S. Opper

Mark S. Opper

cc:	Stacie Gorman

Securities and Exchange Commission

William C. Trimble, III

Easterly Government Properties, Inc.

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